Mail Stop 3561

January 17, 2008

By Facsimile and U.S. Mail

Edward R. Cameron
President and Chief Executive Officer
Appliance Recycling Centers of America, Inc.
7400 Excelsior Boulevard
Minneapolis, MN 55426-4517

> **Re:** **Appliance Recycling Centers of America, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2006**
> **Filed March 29, 2007**
> **File No. 000-19621**

Dear Mr. Cameron:

We have reviewed your response dated January 8, 2008 to our comment letter
dated November 21, 2007 and have the following additional comments. Please
understand that the purpose of our review is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. Feel free to call us at the
telephone numbers listed at the end of this letter.

Segment Information, page 41

1. We note your response to comment 12 in our letter dated November 21, 2007 and
we reissue our comment. Please provide a reply that responds to the entire
comment including each bullet item. Also provide us with all of the financial
information available to the CODM and the most recent copy of your
organizational chart including employee names and titles.

Note 4. Accrued Expenses, page 44

2. We note your response to comment 16 in our letter dated November 21, 2007.
Please clearly explain the operating substance of the accrued incentive checks, the
accounting principles applied and important judgments made by management.
Please tell us how you account for the associated asset and why the liability is
classified as current even though it has not changed between the balance sheet

dates. You should also include a policy note that describes the applied accounting principles and how they materially affect your financial position, cash flows and results of operations. See paragraph 12 of APB 22.

Please respond to these comments within 10 business days or tell us when you will provide a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Donna Di Silvio, Review Accountant, at (202) 551-3202, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief